UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARGENTEX MINING CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04012E 107
(CUSIP Number)

copy to: Argentex Mining Corporation 1112 West Pender Street, Suite 602 Vancouver, BC V6E 2S1 604.568.2496
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	04012E 107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth Hicks
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Kenneth Hicks is a Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,008,333 shares of common stock, including 166,667 stock options and 900,000 warrants which are exercisable within the next 60 days
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
2,008,333 shares of common stock, including 166,667 stock options and 900,000 warrants which are exercisable within the next 60 days
	10	SHARED DISPOSITIVE POWER
N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,008,333 shares of common stock, including 166,667 stock options and 900,000 warrants which are exercisable within the next 60 days
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8% based on 22,860,776 shares of common stock issued and outstanding as of April 16, 2007, including stock options and warrants exercisable within the next 60 days.
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Statement relates to shares in the common stock of Argentex Mining Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1112 West Pender Street, Suite 602, Vancouver, BC V6E 2S1.

Item 2.	Identity and Background
(a)	Kenneth Hicks.
(b)	Mr. Hicks is a resident of Canada with an address at 1234 Doran Road, North Vancouver, British Columbia Canada V7K 1M7.
(c)	Mr. Hicks is a Geologist.
(d)	Mr. Hicks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Mr. Hicks has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hicks is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Considerations

Mr. Hicks acquired 200,000 common shares of the Issuer on July 12, 2004.

Mr. Hicks was granted the following stock options pursuant to the Issuer’s 2005 Stock Incentive Stock Plan:

•

500,000 stock options on July 5, 2005, at an exercise price of $0.10 expiring on June 26, 2015. The exercise price of these options was amended on December 13, 2005, the options are now exercisable at a price of $0.25. Of the 500,000 stock options, 166,667 vested as of July 5, 2006.

•

500,000 stock options on July 5, 2005, at an exercise price of $0.50 expiring on June 26, 2015. The exercise price of these options was amended on December 13, 2005, the options are now exercisable at a price of $0.25. All options vested immediately.

•	200,000 stock options on February 7, 2006, at an exercise price of $0.49 expiring on February 7, 2011. All options have been fully vested.

On May 5, 2006, Mr. Hicks exercised 200,000 stock options at an exercise price of $0.25 and acquired 200,000 common shares. Payment for the exercise of these options was from personal funds.

On November 17, 2006, Mr. Hicks sold the following shares:

Number of Shares	Price Sold
5,000	$1.37
10,000	$1.38
5,000	$1.39
5,000	$1.40

On November 21, 2006, Mr. Hicks sold the following shares:

Number of Shares	Price Sold
2,000	$1.38
35,800	$1.36
12,200	$1.35
49,000	$1.38
1,000	$1.37

On March 12, 2007, Mr. Hicks exercised 418,395 stock options at an exercise price of $0.25 and acquired 418,395 common shares. Payment for the exercise of these options was from personal funds.

On April 2, 2007, Mr. Hicks exercised 48,271 stock options at an exercise price of $0.25 and acquired 48,271 common shares. Payment for the exercise of these options was from personal funds.

On April 2, 2007, Mr. Hicks exercised 200,000 stock options at an exercise price of $0.49 and acquired 200,000 common shares. Payment for the exercise of these options was from personal funds.

On April 13, 2007, Mr. Hicks was granted 900,000 warrants pursuant to a consulting agreement dated April 13, 2007.

Item 4.	Purpose of Transaction

Mr. Hicks has acquired beneficial ownership of the common stock primarily as a result of being an officer and director of the Issuer.

Depending on market conditions and other factors, Mr. Hicks may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Hicks also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Hicks does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)

Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a)	The aggregate number and percentage of shares of the common stock of the Issuer beneficially owned by Mr. Hicks is 2,008,333 shares, or 8.8% of the Issuer.
(b)	Mr. Hicks has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,008,333 shares of the common stock of the Issuer.
(c)	Other than as described in Item 3 above, Mr. Hicks has not effected any transaction in the shares of the common stock of the Issuer in the past sixty days.
(d)	N/A.
(e)	N/A.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Hicks and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
10.1	Consulting Agreement dated April 13, 2007 (incorporated by reference from our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2007)

[Remainder of page intentionally left blank; signature page to follow.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2009
Dated
/s/ Kenneth Hicks
Signature
Kenneth Hicks
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW2598684.1